Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

VIA EDGAR

November 25, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:                    Ms. Suzanne Hayes

Ms. Tara Keating Brooks

Ms. Amy Reischauer

Mr. Jacob Luxenburg

Mr. James Rosenberg

Re:                             AveXis, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted October 16, 2015
CIK No. 0001652923

Ladies and Gentlemen:

On behalf of our client, AveXis, Inc. (“AveXis” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 12, 2015 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on October 16, 2015.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary

1.              We note your reference on page 2 to AVXS-101 as your “proprietary, wholly-owned gene therapy product candidate.”  However, you state throughout the prospectus that you license the patents and patent applications related to AVXS-101 from third parties.  Please delete the term “wholly-owned” from the description on page 2.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amended DRS.

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2.              We note your disclosure on page 122 that for gene therapies, selecting patients with applicable genetic defects is a necessary condition to effective treatment.  We also note your belief that diagnoses based on existing genetic tests developed and administered by laboratories certified under the Clinical Laboratory Improvement Amendments are sufficient to select appropriate patients and will be permitted by the FDA.  Please revise your prospectus summary to discuss briefly the need for genetic testing and what, if any, regulatory approvals of any genetic tests will be necessary to advance your product through your clinical trials and potential commercialization.  In addition, please make any necessary changes to your risk factors.

In response to the Staff’s comment, the Company supplementally advises the Staff that it believes that currently available CLIA-approved laboratory genetic testing is sufficient for the clinical development of AVXS-101 and to advance AVXS-101, if approved, through commercialization. The Company has revised the disclosure on page 2 accordingly.  However, the Company believes that AVXS-101 could have a greater therapeutic effect if genetic screening for SMA in newborns is adopted, thereby allowing for earlier diagnosis of the disease.  Accordingly, the Company has revised the risk factors disclosure to clarify this risk on page 35, and has similarly expanded the bullet risk factors in the Prospectus Summary on page 4.

Risks Associated with Our Business, page 4

3.              Please include a bullet point risk factor to describe briefly the risks relating to your licensed patent portfolio.  For example, we note your risk factor disclosure on page 49 that certain patents in the field of gene therapy that may have otherwise potentially provided patent protection for your product candidate will soon expire and potential claims covering AVXS-101 may never issue from a pending application.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amended DRS.

Risk Factors, page 11

4.              Please add a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision contained in your proposed restated certificate of incorporation.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amended DRS.

The development and commercialization of AVXS-101..., page 15

5.              Please revise the first bullet point in this risk factor to state that “the FDA will require additional clinical trials prior to approval of AVXS-101...”

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Amended DRS.

We are in the process of changing our third party manufacturer of AVXS-101, page 31

6.              Please advise us as to whether NCH has approved or if the approval of NCH is required for the initiated technology transfer of your current manufacturing process of AVXS-101 to SAFC.  We may have additional comments.

In response to the Staff’s comment, the Company supplementally advises the Staff that the NCH license agreement permits the subcontracting of the manufacturing process in accordance with the provisions of the NCH license agreement and NCH is actively assisting the Company in this technology transfer to SAFC.

If we are unable to build and integrate our new management team..., page 42

7.              Please revise this risk factor to clarify, if true, that Dr. Kaspar serves in his position on a part-time basis and state the amount of time he devotes to your business activities.  In addition, please specify the nature of any conflicts of interest that may exist as a result of your Chief Scientific Officer working for the company on a part-time basis while maintaining employment elsewhere.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amended DRS.

Industry And Other Data, page 71

8.              We refer to your statement, “[w]hile we believe that each of these studies and publications is reliable, you are cautioned not to give undue weight to such data.”  In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement from your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Amended DRS.

Use Of Proceeds, page 72

9.              In the first bullet point of this section, please state whether the allocated proceeds will allow you to fund your future SMA Type 1 trials for AVXS-101 to completion.  If not, please describe how far in the trial process you anticipate the allocated proceeds will allow you to reach.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not yet determined the size of the offering and the size of the offering will be determined following future discussions with the underwriters. The Company respectfully advises the Staff that it will provide the requested information in a future filing of the Registration Statement.

Common Stock Valuation Methodology, page 89

10.       We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features.  Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company acknowledges the Staff’s comment. The Company is currently working with the underwriters to determine a bona fide price range for the initial public offering. The Company respectfully advises the Staff that it will supplementally provide the requested information prior to filing the Registration Statement with an estimated price range.

Contractual Obligations, Commitments and Contingencies, page 99

11.       Please include the $12,250,000 and $9,600,000 milestone payments related to ReGenX and AskBio licenses, respectively, in the table with explanation of the events that trigger these milestones.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and 101 of the Amended DRS to reflect the aggregate milestone payment amounts in relation to the ReGenX and AskBio licenses. The Company supplementally advises the Staff that it is unable to accurately predict when, if ever, the potential milestone payments will be made, as the amount and timing of these payments are contingent upon future events, which are uncertain.

Strategic Collaborators and Relationships, page 113

12.       Please expand your disclosure for each of your license agreements to further explain the nature and scope of the intellectual property transferred.  For example, for each agreement, please clarify whether the intellectual property includes issued patents or solely patent applications.  For each material patent or patent application family, please disclose the type of patent protection, such as composition of matter, use or process.  In addition, please identify the applicable jurisdictions of the patents and patent applications and the respective patent expiration dates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 115, 117 and 118 of the Amended DRS.

Nationwide Children’s Hospital, page 113

13.       Please expand your disclosure in this section to include:

•                  the amount of the minimum funding obligation for the development of licensed products;

•                  a description of NCH’s “revisionary rights”;

•                  a description of the events that would trigger NCH’s and OSU’s options to require you to repurchase their Class A common stock; and

•                  aggregate amounts paid or received to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 115-116 of the Amended DRS.

REGENXBIO, page 115

14.       Please expand the fourth bullet point in this section to describe the royalty percentages within a ten percent range (i.e., teens, twenties, thirties, etc.).

In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Amended DRS.

Asklepios Biopharmaceutical, Inc., page 116

15.       Please revise your disclosure to include:

•                  the amount of the one-time royalty option fee; and

•                  aggregate payments to date.

In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amended DRS.

Employment Agreements, page 146

16.       We note your disclosure on page F-50 that you have entered into employment agreements with five members of your management team.  Please revise your disclosure to briefly describe the material terms of these agreements and kindly file the agreements as exhibits to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 149-151 of the Amended DRS to describe the employment agreements with each of the Company’s executive officers. The Company supplementally advises the Staff that one of the employment agreements referenced in the disclosure cited by the Staff in the comment is with a non-executive. In accordance with Item 601(b)(10)(iii)(A) of Regulation S-K, the Company has filed the employment agreement for Mr. Nolan, who the Company anticipates will be a named executive officer for 2015. Because the Company has not yet determined which other individuals will be named executive officers for 2015, it has not yet filed any of the other employment agreements, but will file the employment agreements for all 2015 named executive officers with a future filing of the Registration Statement once the 2015 named executive officers are determined.

Consolidated Balance sheets, F-4

17.       Please tell us why you do not disclose the number of shares of redeemable common stock outstanding pro forma at June 30, 2015, and why you include the number of redeemable common stock outstanding at June 30, 2015 in common stock outstanding pro forma at June 30, 2015.

In response to the Staff’s comment, the Company has revised the disclosures in its consolidated balance sheets on page F-4 to disclose the number of shares of redeemable common stock outstanding pro forma at September 30, 2015 and revised the number of common shares outstanding pro forma at September 30, 2015, accordingly.

Consolidated Statements of Cash Flows, F-7

18.       Please explain to us the distinction between the line items “Employee stock-based compensation” and “Non-cash research and development,” which seems confusing given that there appears to be employee stock-based compensation in both line items.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the line item “Employee stock-based compensation” specifically relates to stock-based compensation expense for employee stock option grants, employee share grants and employee share exchanges. The line item “Non-cash research and development” specifically relates to stock-

based compensation expense associated with restricted stock grants and stock warrants granted to third-party consultants, as well as research and development expense representing the fair value of common stock issued to NCH pursuant to the Exclusive License Agreement between NCH and the Company dated October 2013. In response to the Staff’s comment, the Company has revised the disclosure in its consolidated statements of cash flows on page F-7 to reflect the line item “Stock-based third party research and development” to contain the items previously labeled “Non-cash research and development.”

Patent Costs, page F-13

19.       Please tell us how your policy of classifying costs of filing and prosecuting patent applications as research and development is consistent with ASC 730-10-55-2(i).

The Company acknowledges the Staff’s comment and has reconsidered its classification of patent costs as prescribed by ASC 730-10-55-2(i). The Company determined that legal costs associated with filing and prosecuting patent applications should be classified as general and administrative, where previously these costs were classified as research and development in the Company’s statements of operations and comprehensive loss. The Company’s costs incurred to date related to the filing and prosecuting of patent applications totaled $0, $83,163 and $7,430 for the years ended December 2013 and 2014 and the nine months ended September 30, 2015, respectively. The amounts represent approximately 0%, 0.61% and 0.04% of the Company’s total research and development expenses for the years ended December 2013 and 2014 and the nine months ended September 30, 2015, respectively. The Company believes that the effect of this classification change is not material to its audited consolidated financial statements for the years ended December 31, 2013 and 2014. The Company respectfully submits that it will revise its policy in future filings to the extent these costs become material.

Restricted Stock Granted to Non-Employees, page F-38

20.       Please demonstrate for us how you determined the $5,749,791 and $9,512,215 recorded in the year ended December 31, 2014 and the six months ended June 30, 2015, respectively.  Also explain your application herein of the accelerated application method as discussed in your stock compensation accounting policy note and your support in the accounting literature for using this method, and reconcile it to your disclosure herein that you recognized compensation expense on a straight-line basis.

The Company acknowledges the Staff’s comment. The Company accounts for stock-based awards issued to non-employees, consisting of stock warrants and restricted common shares, using the fair value method in accordance with ASC 505-50, Equity-Based Payments to Non-Employees. These stock warrants and restricted common shares have been granted in exchange for consulting services to be rendered, and vest according to certain service of performance conditions. In accordance with authoritative guidance, the fair value of non-employee stock-based awards is estimated on the date of grant, and subsequently revalued at each reporting period until the award vests or a measurement date has occurred.

ASC 505-50 generally does not address the period(s) or the manner (that is, capitalize versus expense) in which a company should recognize the fair value of the equity instruments that will be issued. However, the guidance indicates that an asset, expense, or sales discount should be recognized in the same period and in the same manner as if the company paid cash to a vendor in exchange for goods or services, or paid cash to a customer as a sales incentive or discount.

The fair values, including changes in fair values between financial reporting dates due to remeasurement, can be attributed in accordance with the graded-vesting or straight-line method; the use of either method is an accounting policy election, which should be consistently applied. The Company has historically elected to apply the accelerated attribution method. The Company has revised its disclosures on page F-41 to reflect that expense is being recognized using the accelerated attribution method to be consistent with the Stock-Based Compensation significant accounting policy on pages F-13 - F-14.

Exhibit Index

21.       We refer to your Exhibit 10.8 and the incorporation by reference.  It appears that information has been redacted from the specified exhibit to REGENXBIO Inc.’s Form S-1.  Please revise your exhibit index to remove the incorporation by reference and file the agreement in its entirety as an exhibit to your registration statement.  Please note that, if appropriate, you may submit a request for confidential treatment of portions of your exhibits pursuant to Rule 406 under the Securities Act of 1933.

In response to the Staff’s comment, the Company has filed the agreement and has submitted a request for confidential treatment under separate cover.

Other Comments

22.       Please submit all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

The Company respectfully acknowledges the Staff’s comment and will file all remaining exhibits as soon as practicable to allow the Staff adequate time to review them. The Company understands that the Staff may have additional comments after it has reviewed the remaining exhibits.

23.       Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company acknowledges the Staff’s comment and confirms that the graphics included in the Registration Statement are the only graphic, visual or photographic information the Company plans to use in the prospectus.

24.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that, to date, neither it nor anyone authorized to do so on its behalf has presented any written communications as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Commission for review.

*        *        *

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.  The Company will separately provide the requested representations.

Sincerely,

COOLEY LLP

/s/ Divakar Gupta

Divakar Gupta

cc:                                Sean P. Nolan, AveXis, Inc.

Thomas J. Dee, AveXis, Inc.

Darren K. DeStefano, Cooley LLP

Patrick O’Brien, Ropes & Gray LLP